UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

UAS Drone Corp.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

903448108

(CUSIP Number)

Nir Nave
2 Ben Gurion Street
Ramat Gan, Israel 5257334
972-74-781-1111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903448108	13D	Page 2 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Y.D More Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 22,500,000 (*)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 22,500,000 (*)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65% (*) (**)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(*) The securities reported are held as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable to 10,000,000 shares of common stock, $0.0001 par value each, are held by More Provident Funds Ltd., an Israeli company, which is controlled by Y.D More Investments Ltd., (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable to 1,250,000 shares of common stock $0.0001 par value each, are held by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy, and (d) Benjamin Meirov.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 3 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) More Provident Funds Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000,000 (*)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 20,000,000 (*)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.02% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(*) The securities reported consist of 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable to 10,000,000 shares of common stock, $0.0001 par value each.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 4 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B.Y.M. Mor Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(*) The securities reported are held as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable to 10,000,000 shares of common stock, $0.0001 par value each, are held by More Provident Funds Ltd., an Israeli company, which is controlled by Y.D More Investments Ltd., (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable to 1,250,000 shares of common stock $0.0001 par value each, are held by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy, and (d) Benjamin Meirov.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 5 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eli Levy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported are held as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable to 10,000,000 shares of common stock, $0.0001 par value each, are held by More Provident Funds Ltd., an Israeli company, which is controlled by Y.D More Investments Ltd., (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable to 1,250,000 shares of common stock $0.0001 par value each, are held by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy, and (d) Benjamin Meirov.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 6 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yosef Levy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO / PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600,000 (*)
	8.	SHARED VOTING POWER 22,500,000 (**)
	9.	SOLE DISPOSITIVE POWER 600,000 (*)
	10.	SHARED DISPOSITIVE POWER 22,500,000 (**)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,100,000 (***)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.76% (***)(****)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported consist of 300,000 shares of common stock, $0.0001 par value each, and 300,000 warrants exercisable to 300,000 shares of common stock, $0.0001 par value each.

(**) The securities reported are held as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable to 10,000,000 shares of common stock, $0.0001 par value each, are held by More Provident Funds Ltd., an Israeli company, which is controlled by Y.D More Investments Ltd., (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable to 1,250,000 shares of common stock $0.0001 par value each, are held by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy, and (d) Benjamin Meirov .

(***) The securities reported consist of the securities referenced in (*) and (**) above collectively.

(****) Based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 7 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported are held as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable to 10,000,000 shares of common stock, $0.0001 par value each, are held by More Provident Funds Ltd., an Israeli company, which is controlled by Y.D More Investments Ltd., (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable to 1,250,000 shares of common stock $0.0001 par value each, are held by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy, and (d) Benjamin Meirov.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 8 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yosef Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported are held as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable to 10,000,000 shares of common stock, $0.0001 par value each, are held by More Provident Funds Ltd., an Israeli company, which is controlled by Y.D More Investments Ltd., (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable to 1,250,000 shares of common stock $0.0001 par value each, are held by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy, and (d) Benjamin Meirov.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 9 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported are held as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable to 10,000,000 shares of common stock, $0.0001 par value each, are held by More Provident Funds Ltd., an Israeli company, which is controlled by Y.D More Investments Ltd., (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable to 1,250,000 shares of common stock $0.0001 par value each, are held by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy, and (d) Benjamin Meirov.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 10 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dotan Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,500,000 (*)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,500,000 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,500,000 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.65% (*)(**)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The securities reported are held as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, and 10,000,000 warrants exercisable to 10,000,000 shares of common stock, $0.0001 par value each, are held by More Provident Funds Ltd., an Israeli company, which is controlled by Y.D More Investments Ltd., (ii) 1,250,000 shares of common stock $0.0001 par value each, and 1,250,000 warrants exercisable to 1,250,000 shares of common stock $0.0001 par value each, are held by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy, and (d) Benjamin Meirov.

(**) Based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 11 of 14

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 each (the “Common Stock”), of UAS Drone Corp., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 1 Etgar Street, Tirat-Carmel, Israel 3903212.

Item 2.  Identity and Background.

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Y.D More Investments Ltd. (“YDM”);
2)	More Provident Funds Ltd. (“MPF”);
3)	B.Y.M. Mor Investments Ltd. (“BYM”);
4)	Eli Levy;
5)	Yosef Levy;
6)	Benjamin Meirov;
7)	Yosef Meirov;
8)	Michael Meriov; and
9)	Dotan Meirov.

YDM is a company organized under the laws of the State of Israel. The principal business of YDM is the management of investment portfolios, mutual funds, provident funds and investment banking. The address of the principal office of YDM is 2 Ben-Gurion Street, Ramat Gan, Israel.

MPF is a company organized under the laws of the State of Israel. The principal business of MPF is the management of provident funds. The address of the principal office of MPF is 2 Ben-Gurion Street, Ramat Gan, Israel.

BYM is a company organized under the laws of the State of Israel. BYM is a holding company, which is controlled by Mr. Yosef Meirov. The address of the principal office of BYM is 23 Tuval St., Ramat Gan, Israel.

Mr. Eli Levy is an Israeli citizen. His business address is 2 Ben-Gurion Street, Ramat Gan, Israel. Mr. Levy is currently the co-CEO of YDM and a member of the board of directors of YDM and MPF.

Mr. Yosef Levy is an Israeli citizen. His business address is 2 Ben-Gurion Street, Ramat Gan, Israel. Mr. Levy is currently the co-CEO of YDM and a member of the board of directors of YDM and MPF.

Mr. Benjamin Meirov is a citizen of Israel and the United States of America. His business address is 32 Bazel St., Herzliya, Israel. Mr. Meirov is currently a member of the board of directors of YDM and a manager at M.I.D. House of Diamonds Ltd. (“MID”), an Israeli company. The principal business of MID is diamonds, and the address of its principal office is 23 Tuval St., Ramat Gan, Israel.

Mr. Yosef Meirov is a citizen of Israel and Belgium. His business address is 18 Shevet Menashe St., Herzliya, Israel. Mr. Meirov is currently a manager at MID.

Mr. Michael Meirov is a citizen of Israel and the United States of America. His business address is 32 Ben Tzvi St., Herzliya, Israel. Mr. Meirov is currently a Manager at MID and a director at BYM.

Mr. Dotan Meirov is a citizen of Israel and the United States of America. His business address is 38 Nili St., Herzliya, Israel. Mr. Meirov is currently a Manager at MID.

The information required by General Instruction C to Schedule 13D is listed in Annex A hereto and is incorporated herein by reference.

CUSIP No. 903448108	13D	Page 12 of 14

During the last five years, none of the Reporting Persons nor any person listed in Annex A (the “Related Persons”) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

On May 11, 2021, MPF purchased from the Issuer (i) 10,000,000 shares of Common Stock, and (ii) 10,000,000 warrants exercisable to 10,000,000 shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock ((i) and (ii) collectively, the “MPF Securities”), pursuant to a Securities Purchase Agreement for an aggregate purchase price of US$ 4,000,000 (excluding payments as consideration for the exercise of the warrants, if any).  MPF obtained the funds to purchase the MPS Securities, and will obtain funds to pay the consideration for the exercise of the warrants, if any, through the beneficiaries of the provident fund.

On May 11, 2021, More Co-Invest (L.P.), Limited Partnership (“MCI LP”), a limited partnership whose general partner, More Co-Invest 1 (G.P.) Ltd, is controlled by YDM, purchased from the Issuer (i) 1,250,000 shares of Common Stock, and (ii) 1,250,000 warrants exercisable to 1,250,000 shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock ((i) and (ii) collectively, the “MCI LP Securities”), pursuant to a Securities Purchase Agreement for an aggregate purchase price of US$ 1,000,000 (excluding payments as consideration for the exercise of the warrants, if any).  MCI LP obtained the funds to purchase the MCI LP Securities, and will obtain funds to pay the consideration for the exercise of the warrants, if any, through the beneficiaries of the provident fund.

On May 11, 2021, Mr. Yosef Levy purchased from the Issuer (i) 300,000 shares of Common Stock, and (ii) 300,000 warrants exercisable to 300,000 shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock ((i) and (ii) collectively, the “YL Securities”), pursuant to a Securities Purchase Agreement for an aggregate purchase price of US$ 120,000 (excluding payments as consideration for the exercise of the warrants, if any).  Mr. Levy obtained the funds to purchase the YL Securities, and will obtain funds to pay the consideration for the exercise of the warrants, if any, through available cash.

Item 4.  Purpose of Transaction.

The securities described in this Schedule 13D were acquired for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis.  Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to applicable laws and permits, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of securities beneficially owned by each of the Reporting Persons, as well as the number of securities as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on the Quarterly Report on form 10-Q filed by the Issuer on May 24, 2021, which reflects 54,018,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 19, 2021.

CUSIP No. 903448108	13D	Page 13 of 14

Reporting Person	Amount of securities beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Y.D More Investments Ltd.	22,500,000	41.65%	41.65%	0	41.65%	0
More Provident Funds Ltd.	20,000,000	37.02%	37.02%	0	37.02%	0
B.Y.M. Mor Investments Ltd.	22,500,000	41.65%	0	41.65%	0	41.65%
Eli Levy	22,500,000	41.65%	0	41.65%	0	41.65%
Yosef Levy	23,100,000	42.76%	1.11%	41.65%	1.11%	41.65%
Benjamin Meirov	22,500,000	41.65%	0	41.65%	0	41.65%
Yosef Meirov	22,500,000	41.65%	0	41.65%	0	41.65%
Michael Meirov	22,500,000	41.65%	0	41.65%	0	41.65%
Dotan Meirov	22,500,000	41.65%	0	41.65%	0	41.65%

The securities reported herein are held as follows: (i) 10,000,000 shares of Common Stock, and 10,000,000 warrants exercisable to 10,000,000 shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock, are held by More Provident Funds Ltd., an Israeli company, which is controlled by Y.D More Investments Ltd.; (ii) 1,250,000 shares of Common Stock, and 1,250,000 warrants exercisable to 1,250,000 shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock, are held by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled by (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company which he controls with Michael Meirov and Dotan Meirov, (b) Eli Levy through Elldot Ltd., a wholly owned company, (c) Yosef Levy, and (d) Benjamin Meirov; and (iii) 300,000 shares of Common Stock, and 300,000 warrants exercisable to 300,000 shares of Common Stock at an exercise price of US$ 0.40 per share of Common Stock, are held by Mr. Yosef Levy.

(c)          Except as described in Item 3, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stocks.

(d)          None.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Securities Purchase Agreements referred to in Item 3 above, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement

CUSIP No. 903448108	13D	Page 14 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2021 Date

/s/ Yosef Levy /s/ Meir Gridish
Y.D More Investments Ltd.
By: Yosef Levy Title: Co-CEO	Meir Gridish Chairman of the board

/s/ Yosef Levy /s/ Meir Gridish
More Provident Funds Ltd.
By: Yosef Levy Title: Director	Meir Gridish Chairman of the board

/s/ Meir Gridish
B.Y.M. Mor Investments Ltd.
By: Meir Gridish Title: Director

/s/ Eli Levy
Eli Levy

/s/ Yosef Levy
Yosef Levy

/s/ Benjamin Meirov
Benjamin Meirov

/s/ Yosef Meirov
Yosef Meirov

/s/ Michael Meirov
Michael Meirov

/s/ Dotan Meirov
Dotan Meirov

Annex A

	Name	Residence / Business Address	Present Principal Occupation or Employment	Citizenship
1.	Meir Gridish	2 Ben Gurion St., Ramat Gan, Israel	Chairman of the board of directors of Y.D More Investments Ltd. and More Provident Funds Ltd., and director at B.Y.M. Mor Investments Ltd.	Israeli
2.	Relly Ariela Danon	9 Hazohar St., Tel Aviv, Israel	Independent director at Y.D More Investments Ltd.	Israeli
3.	Asher Tishler	25 Hadarim St., Mazkeret Batya, Israel	Outside director at Y.D More Investments Ltd. and More Provident Funds Ltd.	Israeli
4.	Yaron Blum	58 Jabutinski St., Givataim, Israel	Outside director at Y.D More Investments Ltd.	Israeli
5.	Rotem Zaidel	2 Ben Gurion St., Ramat Gan, Israel	VP Chief legal counsel and company secretary at Y.D More Investments Ltd.	Israeli
6.	Oranit Shaia	2 Ben Gurion St., Ramat Gan, Israel	VP CFO at Y.D More Investments Ltd.	Israeli
7.	Nina Tzur	2 Ben Gurion St., Ramat Gan, Israel	VP of Internal Enforcement and Risk Manager at Y.D More Investments Ltd.	Israeli
8.	Nir Sarfatty	2 Ben Gurion St., Ramat Gan, Israel	VP of Research at Y.D More Investments Ltd. and director at More Provident Funds Ltd.	Israeli
9.	Rotem Lavie	2 Ben Gurion St., Ramat Gan, Israel	VP of Marketing and Sales at Y.D More Investments Ltd.	Israeli
10.	Liat Davidov	2 Ben Gurion St., Ramat Gan, Israel	VP of Operations and Investment Control at Y.D More Investments Ltd.	Israeli
11.	Hadar Raz	2 Ben Gurion St., Ramat Gan, Israel	VP of External Relations, Marketing and Communications at Y.D More Investments Ltd.	Israeli
12.	Meir Zohar Ilia	111 Arlozerov St., Tel Aviv, Israel	Internal auditor at Y.D More Investments Ltd.	Israeli
13.	Sharon Egozi	2 Ben Gurion St., Ramat Gan, Israel	VP of long-term savings sales at Y.D More Investments Ltd.	Israeli
14.	Roy Mizrahi	2 Ben Gurion St., Ramat Gan, Israel	IT Manager at Y.D More Investments Ltd.	Israeli
15.	Or Keren	2 Ben Gurion St., Ramat Gan, Israel	CIO at More Provident Funds Ltd.	Israeli
16.	Ori Kissos	2 Ben Gurion St., Ramat Gan, Israel	CEO of More Provident Funds Ltd.	Israeli
17.	Yotav Costica	2 Ben Gurion St., Ramat Gan, Israel	Director at More Provident Funds Ltd.	Israeli
18.	Vered Karin	3 Shtrichman St., Tel Aviv, Israel	Outside director at More Provident Funds Ltd.	Israeli
19.	Yehudit Titelman	26 B Osishkin St., Herzliya, Israel	Independent director at More Provident Funds Ltd.	Israeli

Items 3-6 are not applicable to the abovementioned individuals.